UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

158704304

(CUSIP Number)

c/o PAR Investment Partners One International Place, Suite 2401 Boston, MA 02110 Attn: Steven M. Smith (617) 526-8990	with a copy to: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 850 Winter Street Waltham, MA 02451 Attention: Jay Hachigian (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

STATEMENTS ON SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer (“Common Stock”). The address of the principal executive offices of the Issuer is 1 University Plaza, Suite 307, Hackensack, New Jersey, 07601.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”) and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro and Mr. Smith is One International Place, Suite 2401, Boston, MA 02110.

The Shares (as defined in Item 3 below) to which this Schedule 13D relates are owned by PAR Investment Partners.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 28, 2013, the Issuer and PAR Investment Partners entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). The shares of common stock of the Issuer were purchased by PAR Investment Partners on January 28, 2013 at a purchase price of $0.50 per share as an investment in the ordinary course of business.

PAR Investment Partners paid an aggregate amount of approximately $5,000,000 to acquire beneficial ownership of 11,000,000 shares (the “Shares”) pursuant to the Stock Purchase Agreement. The Shares are comprised of 10,000,000 shares of Common Stock and a warrant that can be exercised for 1,000,000 shares of Common Stock at the discretion of the warrantholder.

Item 4. Purpose of Transaction.

The Shares were acquired for investment purposes.

Under the terms of the Securities Purchase Agreement, subject to certain conditions, the Issuer has agreed to provide PAR Investment Partners with participation rights in the Issuer’s future equity financings. Furthermore, PAR Investment Partners has the right to require the Issuer to repurchase the purchased shares for cash at the price of $0.50 per share upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (“Put Option”). The Put Option will terminate upon the occurrence of certain events set forth in the Securities Purchase Agreement.

In addition, subject to certain conditions, the Issuer has agreed to nominate a person designated by PAR Investment Partners to the Issuer’s board of directors.

As the holder of the warrants to purchase shares of the Issuer’s Common Stock, PAR Investment Partners is entitled to purchase 1,000,000 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

The Reporting Persons expect to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to the investment decision, the Reporting Persons may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including increasing its stake in the Issuer in accordance with the participation provisions of the Securities Purchase Agreement. Depending on these same factors, the Reporting Persons may determine to sell all or a portion of the Common Stock that each now owns or hereafter may acquire in accordance with the disposition provision of the Securities Purchase Agreement, including pursuant to a registered offering.

Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of January 28, 2013, PAR Investment Partners owned beneficially 11,000,000 shares of Common Stock representing approximately 16.2%, on an as-converted basis, of the shares of the Issuer’s Common Stock outstanding as provided by Issuer.

As of January 28, 2013, PAR Group, through its control of PAR Investment Partners as general partner, had sole voting and dispositive power with respect to all 11,000,000 Shares owned beneficially by PAR Investment Partners on an as-converted basis, representing approximately 16.2% of the shares of the Issuer’s Common Stock outstanding as provided by Issuer.

As of January 28, 2013, PAR Capital Management, through its control of PAR Group as general partner, had sole voting and dispositive power with respect to all 11,000,000 Shares owned beneficially by PAR Investment Partners on an as-converted basis, representing approximately 16.2% of the shares of the Issuer’s Common Stock outstanding as provided by Issuer.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, PAR Investment Partners purchased (i) 10,000,000 shares of Common Stock and (ii) warrants to purchase up to 1,000,000 shares of Common Stock (the “Warrant”). As the holder of the Warrant, PAR Investment Partners is entitled to purchase 1,000,000 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

In addition, the Issuer and PAR Investment Partners entered into an Amended and Restated Registration Rights Agreement, pursuant to which PAR Investment Partners has certain demand registration rights that are effective any time after December 31, 2013 and PAR Investment Partners and certain other investors have the right to register shares of the Issuer’s Common Stock on a registration statement being filed by the Issuer.

The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement, and the Amended and Restated Registration Rights Agreement, copies of which are attached to this Statement as Exhibits 99.1 and 99.2, respectively, and which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement by and among the Issuer and PAR Investment Partners and certain other investors dated January 28, 2013. Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 30, 2013.

Exhibit 99.2	Amended and Restated Registration Rights Agreement, by and between the Issuer, PAR Investment Partners and certain other investors, dated January 28, 2013. Incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed January 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2013

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel